Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

Three Months Ended March 31,
(dollars in thousands)	2008	2007
Earnings: Loss before credit for income taxes	$ (47,371)	$ (46,868)
Interest expense	306,235	297,666
Implicit interest in rents	5,558	5,367
Total earnings	$264,422	$256,165
Fixed charges: Interest expense	$306,235	$297,666
Implicit interest in rents	5,558	5,367
Total fixed charges	$311,793	$303,033
Ratio of earnings to fixed charges	0.85	0.85

42